

SECURI 07001220 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREDICORP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza
(No. and Street)

Coral Gables, (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Elena Perez (786) 999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 1 2007
WASH. D.C.
156

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREDICORP SECURITIES, INC., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MR. FERNANDO MONTERO, DIRECTOR OF CREDICORP SECURITIES, INC, IS THE BENEFICIARY OF ABH TRUST, WHICH MAINTAINS AN ACCOUNT AT CREDICORP SECURITIES, INC.

[signature]
Signature

DEPUTY GENERAL MANAGER
Title

[signature]
Notary Public


NAYDA M. RODRIGUEZ
MY COMMISSION # DD 517933
EXPIRES: March 25, 2010
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

We have audited the accompanying statement of financial condition of Credicorp Securities, Inc. (a wholly-owned Subsidiary of Credicorp Limited) ("the Company") as of December 31, 2006, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and accompanying information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and accompanying information based on our audit. The financial statements of Credicorp Securities, Inc. as of December 31, 2005, were audited by other auditors whose report dated January 24, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is accompanying information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of Credicorp Securities, Inc. as of December 31, 2005, were audited by other auditors whose report dated January 24, 2006, expressed an unqualified opinion on those statements. Their report, as of the same date, on the schedule of computation of net capital under uniform net capital rule 15c3-1 included on page 15, stated that in their opinion, such schedule of computation of net capital under uniform net capital rule 15c3-1 was fairly stated in all material respects in relation to the basic financial statements for the year ended December 31, 2005.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 5, 2007

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2006**	**2005**
Cash	$ 313,945	$ 589,967
Deposit with clearing organization	100,000	100,000
Receivable from clearing organization	84,972	80,467
Securities owned at market value	638,807	-
Furniture, equipment and leasehold improvements, net	189,994	217,342
Deferred tax asset, net	69,615	159,924
Prepaid expenses	10,632	19,819
Accrued revenue	3,352	6,947
Other assets	4,671	4,948
TOTAL ASSETS	$ 1,415,988	$ 1,179,414
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 18,000	$ 25,000
Accrued expenses	510	9,122
TOTAL LIABILITIES	18,510	34,122
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Paid-in capital	1,499,000	1,499,000
Accumulated deficit	(102,522)	(354,708)
TOTAL STOCKHOLDER'S EQUITY	1,397,478	1,145,292
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,415,988	$ 1,179,414

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
REVENUES:		
Commissions	$ 927,678	$ 806,039
Principal transactions	381,485	405,213
Investment advisory fees	775,810	775,542
Professional services fees	50,000	50,000
Interest income	16,574	17,654
Miscellaneous income	10,609	8,500
TOTAL REVENUES	2,162,156	2,062,948
Interest expense	(6,270)	(1,646)
NET REVENUES	2,155,886	2,061,302
OPERATING EXPENSES:		
Salaries and employee benefits	877,330	1,030,547
Clearing charges	205,452	202,425
Rent	195,999	178,357
Selling, general, and administrative	240,000	150,000
Communication expense	88,249	93,723
Depreciation	35,881	83,190
Professional service fees	94,701	63,093
Travel and entertainment	20,270	18,695
Insurance	14,144	10,562
Professional development	6,550	2,617
Other operating expenses	34,815	38,371
TOTAL OPERATING EXPENSES	1,813,391	1,871,580
INCOME BEFORE INCOME TAXES	342,495	189,722
INCOME TAX (EXPENSE) BENEFIT	(90,309)	159,924
NET INCOME	$ 252,186	$ 349,646

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006 AND 2005

	COMMON STOCK	PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDER'S EQUITY
BALANCE, JANUARY 1, 2005	1,000	$ 1,499,000	$ (704,354)	$ 795,646
NET INCOME	-	-	349,646	349,646
BALANCE, DECEMBER 31, 2005	1,000	1,499,000	(354,708)	1,145,292
NET INCOME	-	-	252,186	252,186
BALANCE, DECEMBER 31, 2006	1,000	$ 1,499,000	$ (102,522)	$ 1,397,478

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 252,186	$ 349,646
Adjustments to reconcile net income to net cash (used in) provide by operating activities:		
Depreciation	35,881	83,190
(Increase) decrease in assets:		
Receivable from clearing organizations	(4,505)	(80,467)
Securities owned at market value	(638,807)	-
Deferred tax asset	90,309	(159,924)
Prepaid expenses	9,188	(10,208)
Other assets	276	238
Accrued revenue	3,595	(3,751)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(15,612)	11,890
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(267,489)	190,614
CASH FLOWS FROM INVESTING ACTIVITIES		
Furniture, equipment and leasehold improvements	(8,533)	(2,637)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(276,022)	187,977
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	589,967	401,990
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 313,945	$ 589,967

	2006	2005
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 6,270	$ 1,646

The accompanying notes are an integral part of these financial statements.

NOTE 1. GENERAL

Credicorp Securities, Inc. (the "Company"), was incorporated on September 28, 2001 originally as ASB Securities, Inc., and filed Articles of Amendment on June 19, 2002 to change its name to Credicorp Securities, Inc., a Florida corporation. The Company is a wholly-owned subsidiary of Credicorp Limited (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, United States of America (United States or U.S.) government securities, and stocks. The Company's activities do not include the solicitation of sale of oil or gas interests, mortgages or receivables, municipal bonds, or variable life insurance or annuities. Additionally, the Company's activities do not currently include market making, underwriting or the making of private placements. The Company may engage in discretionary account management for institutional clients. A substantial portion of the Company's revenues is derived from transactions with related parties. (See NOTE 3) The Company clears all securities transactions through the Pershing LLP ("Pershing"). The Company is located in Coral Gables, Florida.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Reclassifications

Certain reclassifications of the prior year financial statements have been made to conform to the current year presentations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Marketable securities are valued at market value. Unrealized appreciation or depreciation is reflected in income currently.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging up to five years.

Income Taxes

The Company accounts for taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the application of the liability method of accounting for income taxes. Under the liability method, statement of financial condition amounts of deferred income taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements. Recognition of deferred tax asset amounts and related valuation allowances are based on management's belief as to whether it is more likely than not that the tax benefit associated with certain temporary differences will be realized. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

Investment Advisory Fees and Professional Services Fees

The Company has agreements with an affiliate to provide professional and investment advisory services. These agreements provide for automatic renewals on an annual basis. Fees are recorded as earned by the Company at the time services are provided in accordance with the terms of the underlying agreements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which supersedes Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principles. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on the Company's results of operations and financial condition.

Fair Value Measures

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and provides for additional fair value disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods. Management believes that the adoption of SFAS No. 157 will not have an effect on the Company's financial statements.

NOTE 3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2006	2005
Transactions included in the statements of operations:		
Commissions revenue and principal transactions	$ 1,208,349	$ 1,130,409
Investment advisory fees revenue	774,000	774,000
Professional services fees revenue	50,000	50,000
Clearing charges expense	200,365	196,740
Rent expense	195,999	178,357

Clearing charges are paid to a third party, Pershing, however such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

In addition, in 2004, the Company's Parent began to pay for the salary and benefits of the Company's General Manager, who spends time between the Company and the Parent. Therefore, such amounts are not included in salaries and employee benefits in the statements of income. As of October 31, 2006, the General Manager became a Director of the Company and is no longer considered an employee.

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company had cash deposits in excess of federally insured limits.

NOTE 5. SECURITIES OWNED, at market

Marketable securities owned, consist of investment securities at market values, as follows;

	2006	2005
Obligations of U.S. government	$ 638,807	$ -

NOTE 6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization, are as follows as of December 31:

	2006	2005
Leasehold improvements	$ 302,204	$ 302,204
Computer equipment	26,335	17,802
Furniture and office equipment	144,335	144,335
	472,874	464,341
Less accumulated depreciation and amortization	(282,880)	(246,999)
Furniture, equipment and leasehold improvements, net	$ 189,994	$ 217,342

For the years ended December 31, 2006 and 2005, depreciation and amortization expense amounted to $35,881 and $83,190, respectively.

NOTE 7. INCOME TAXES

The Company files a separate federal income tax return. Income taxes are computed on a standalone basis.

The income tax benefit of $159,924 for the year ended December 31, 2005 is solely comprised of federal deferred income tax benefit, which arose due to a reevaluation and reduction of the valuation allowance relating to deferred tax asset.

The income tax expense of $90,309 for the year ended December 31, 2006 is comprised of federal deferred income tax expense, which arose primarily due to the utilization of the net operating loss carry forwards net of the reversal of the remaining valuation allowance.

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2006	2005
Deferred tax assets:		
Net operating loss carryforward	$ -	$ 93,633
Start up costs	20,632	41,264
Other	613	-
Furniture, equipment and leasehold improvements	48,370	50,048
Gross deferred tax asset	69,615	184,945
Less: valuation of allowance	-	(25,021)
Deferred tax asset, net	$ 69,615	$ 159,924

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these criteria, management has reversed the valuation allowance as of December 31, 2006.

During 2005, the Company utilized federal income tax net operating loss carry forwards of $188,093 to reduce its taxable income for federal income tax purposes. This reduced the remaining net operating loss carry forwards from $436,918 at December 31, 2004 to $248,825 at December 31, 2005. Net operating loss carry forwards will begin to expire in 2023.

During 2006, the Company fully utilized its federal and Florida income tax net operating loss carry forwards.

NOTE 8. LEASES

The Company subleases office space from an affiliated company, Banco de Credito del Peru-Miami Agency ("BDP"). The Company's rent is based on an allocation from BDP, based on the percentage of space it occupies. There are no specified fixed rents and the Company's rent expense may vary over the lease term based on the amount of space it occupies. Rent expense for all operating leases was $195,999 and $178,357 for the years ended December 31, 2006 and 2005, respectively, including taxes. The sublease expires on December 31, 2013. Based on the allocation of rent between BDP and the Company as of December 31, 2006, the aggregate minimum lease payments under all operating leases and subleases as of December 31, 2006 would be approximately as follows:

2007	$ 181,000
2008	187,000
2009	192,000
2010	198,000
2011 and thereafter	204,000
	$ 962,000

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the company subject to certain limitations. The Company's matching contributions were $ 7,098 and $8,241 for the years ended December 31, 2006 and 2005, respectively.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006 and 2005 Credicorp Securities, Inc. had net capital of $1,119,372 and $736,312, which was $1,069,372 and $686,312, in excess of its required net capital of $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 and 0.05 to 1 as of December 31, 2006 and 2005, respectively.

ACCOMPANYING INFORMATION

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER UNIFORM
NET CAPITAL RULE 15C3-1
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
COMPUTATION OF NET CAPITAL		
Stockholder's equity	$ 1,397,478	$ 1,145,292
Less: nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	189,994	217,342
Deferred tax assets	69,615	159,924
Prepaid expenses	10,632	19,819
Artwork (included in other assets)	4,671	4,671
Other	-	7,224
	274,912	408,980
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	1,122,566	736,312
HAIRCUTS ON SECURITIES	3,194	-
NET CAPITAL	$ 1,119,372	$ 736,312
NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3 % of aggregate indebtedness) or $50,000, whichever is greater	50,000	50,000
EXCESS NET CAPITAL	$ 1,069,372	$ 686,312
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% OF AGGREGATE INDEBTEDNESS)	$ 1,117,520	$ 732,900
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from the statement of financial condition	$ 18,510	$ 34,122
TOTAL AGGREGATE INDEBTEDNESS	$ 18,510	$ 34,122
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2%	5%

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
(SEE INDEPENDENT AUDITOR'S REPORT)
DECEMBER 31, 2006

NET CAPITAL PER COMPUTATION	$ 1,119,372
Add audit adjustments	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	$ 1,119,372

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
DECEMBER 31, 2006

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SCHEDULE IV
SUBORDINATED LIABILITIES

As of December 31, 2006 and 2005 and during the years then ended, the Company did not have any subordinated liabilities.

SUPPLEMENTARY REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

In planning and performing our audit of the financial statements and accompanying information of Credicorp Securities, Inc. (A Wholly-Owned Subsidiary of Credicorp Limited) (the "Company") for the year ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives. This report recognizes that it is not practical in an organization the size of Credicorp Securities, Inc. to achieve all the segregations of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 5, 2007

END